

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

<u>Via E-mail</u>
Timothy J. Ryder
Chief Financial Officer
Lithium Technology Corporation
10379B Democracy Lane
Fairfax, Virginia 22030

   Re: Lithium Technology Corporation
      Form 10-K for the fiscal year ended December 31, 2010
      Filed April 1, 2011
      Form 10-K/A for the fiscal year ended December 31, 2010
      Filed December 19, 2011
      File No. 001-10446

Dear Mr. Ryder:

   Based on your verbal representations that you will amend your Form 10-K/A filed on April 1, 2011 to specifically include all of the disclosures required by Item 15 of Form 10-K, we have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Tim Buchmiller for

            Amanda Ravitz
            Assistant Director